                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                Amendment No. 1


                                 ROYAL GRIP, INC.
- ------------------------------------------------------------------------------
                                 (NAME OF ISSUER)

                      Common Stock, $.001 par value per share
- ------------------------------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                    780289 10 4
- ------------------------------------------------------------------------------
                                  (CUSIP NUMBER)



                               Kenneth J. Warren
                        2109 West Fifth Avenue, Suite C
                              Columbus, Ohio 43212
                                 (614) 487-1966
- ------------------------------------------------------------------------------
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                August 29, 1997

- ------------------------------------------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (The Exhibit Index is located on Page 14)


- ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Page 1 of 14 Pages

CUSIP No. 780289 10 4
                                        13D

1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Danny Edwards
- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- -------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
  SHARES                    0
BENEFICIALLY      -------------------------------------------------------------
  OWNED           8.    SHARED VOTING POWER
    BY
   EACH                     0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH
                            0
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                            0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            0
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            0%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            IN
- -------------------------------------------------------------------------------

                               Page 2 of 14 Pages

CUSIP No. 780289 10 4
                                        13D

1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Drew M. Brown
- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- -------------------------------------------------------------------------------

  NUMBER OF       7.    SOLE VOTING POWER
   SHARES                     0
BENEFICIALLY      -------------------------------------------------------------
   OWNED          8.    SHARED VOTING POWER
     BY
    EACH                      0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH
                              0
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              0
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            IN
- -------------------------------------------------------------------------------

                               Page 3 of 14 Pages

CUSIP No. 780289 10 4
                                        13D

1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mark N. Sklar
- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- -------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
  SHARES                      0
BENEFICIALLY      -------------------------------------------------------------
  OWNED           8.    SHARED VOTING POWER
    BY
   EACH                       0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH
                              0
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              0
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            IN
- -------------------------------------------------------------------------------

                               Page 4 of 14 Pages

CUSIP No. 780289 10 4
                                        13D

1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Bennett Dorrance Trust dated April 21, 1989, as amended
- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- -------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
  SHARES                       0
BENEFICIALLY      -------------------------------------------------------------
  OWNED           8.    SHARED VOTING POWER
    BY
   EACH                        0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH
                               0
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                               0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               0
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            00
- -------------------------------------------------------------------------------

                               Page 5 of 14 Pages

CUSIP No. 780289 10 4
                                        13D

1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DMB PROPERTY VENTURES LIMITED PARTNERSHIP
- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States
- -------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
  SHARES                       0
BENEFICIALLY      -------------------------------------------------------------
  OWNED           8.    SHARED VOTING POWER
    BY
   EACH                        0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH
                               0
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                               0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               0
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            PN
- -------------------------------------------------------------------------------

                               Page 6 of 14 Pages

CUSIP No. 780289 10 4
                                        13D


1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ROYAL PRECISION, INC. (fka FM PRECISION GOLF CORP.)

- -------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]

- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            00
- -------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States
- -------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
  SHARES                2,742,178
BENEFICIALLY      -------------------------------------------------------------
  OWNED           8.    SHARED VOTING POWER
    BY
   EACH                         0
 REPORTING        -------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
   WITH                 2,742,178
                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                0
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,742,178
- -------------------------------------------------------------------------------
12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)       [ ]

- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            100%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            CO
- -------------------------------------------------------------------------------

                               Page 7 of 14 Pages

ITEM 1. SECURITY AND ISSUER

            This statement relates to: common stock, $.001 par value per share of ROYAL GRIP, INC., a Nevada corporation ("Royal Grip"). The address of the principal executive office of Royal Grip is:


                        15170 North Hayden Road, Suite 1
                        Scottsdale, Arizona 85260


ITEM 2. IDENTITY AND BACKGROUND


         This statement is being filed on behalf of a "group," as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "1934 Act") to report the cessation of the group. The members of the group were: Danny Edwards, Chief Executive Officer and a director of Royal Grip, Drew
M. Brown, Mark N. Sklar, Bennett Dorrance, as Trustee for the Bennett Dorrance Trust, dated April 21, 1989, as amended, DMB Property Ventures Limited Partnership, a Delaware limited partnership whose general partners are Drew M. Brown, Mark N. Sklar and Bennett Dorrance ("DMB"), and Royal Precision, Inc. fka FM Precision Golf Corp., a Delaware corporation ("FMP") (collectively, the "Group"). Additional information about the members of the Group is provided below.

         Danny Edwards
         c/o Royal Grip, Inc.
         15170 North Hayden Road, Suite 1, Scottsdale, Arizona 85260


- -------------------------------------------------------------------------------

         Drew M. Brown
         Partner
         DMB Property Ventures Limited Partnership
         4201 North 24th Street, Suite 120, Phoenix, AZ 85016

- -------------------------------------------------------------------------------

         Mark N. Sklar
         Partner
         DMB Property Ventures Limited Partnership
         4201 North 24th Street, Suite 120, Phoenix, AZ 85016

- -------------------------------------------------------------------------------

         Bennett Dorrance
         Partner
         DMB Property Ventures Limited Partnership
         4201 North 24th Street, Suite 120, Phoenix, AZ 85016

- -------------------------------------------------------------------------------

         The Bennett Dorrance Trust, dated April 21, 1989
         4201 North 24th Street, Suite 120, Phoenix, AZ 85016
         Principal Business: Investment

- -------------------------------------------------------------------------------

                               Page 8 of 14 Pages

         DMB Property Ventures Limited Partnership
         State of Organization: Delaware
         Principal Business: Real estate and equity investment holding company
         Address: 4201 North 24th Street, Suite 120, Phoenix, AZ 85016

- -------------------------------------------------------------------------------


         Royal Precision, Inc. f/k/a
         FM Precision Golf Corp.
         State of Organization: Delaware
         Principal Business: Holding company
         Address: 3490 Clubhouse Drive, Suite 102, Jackson, Wyoming 83001


- -------------------------------------------------------------------------------

         The following information relates to directors and executive officers of FMP. These additional parties are not reporting persons for purposes of this
Schedule 13D:


         Christopher A. Johnston
         President, Chief Executive Officer, Director
         Royal Precision, Inc.
         3490 Clubhouse Drive
         Jackson, Wyoming  83001


- -------------------------------------------------------------------------------


         Richard P. Johnston
         Chairman of the Board, Director
         Royal Precision, Inc.
         9651 North Pusch Ridge Place
         Tucson, Arizona  85737


- -------------------------------------------------------------------------------


         David E. Johnston
         Executive Vice-President, Director
         Royal Precision, Inc.
         1935 West Muirfield Loop
         Tucson, Arizona  85737

- -------------------------------------------------------------------------------

         Danny Edwards
         Vice Chairman of the Board, Director
         Royal Precision, Inc.
         15170 North Hayden Road
         Suite 1
         Scottsdale, Arizona 85260

- -------------------------------------------------------------------------------

         Robert G. J. Burg, II
         Executive Vice-President, Director
         Royal Precision, Inc.
         15170 North Hayden Road
         Suite 1
         Scottsdale, Arizona 85260

- -------------------------------------------------------------------------------

         James G. DeMello
         President
         Acushnet Rubber Company, Inc.
         744 Belleville Avenue
         New Bedford, Ma. 02742
         Principal Business: Manufacturing
         Director

- -------------------------------------------------------------------------------

         Raymond J. Minella
         Principal
         Berenson, Minella & Company
         667 Madison Avenue
         New York, New York 10021
         Investment Banking Firm
         Director

- -------------------------------------------------------------------------------

         Kenneth J. Warren
         Attorney

                           Page 9 of 14 Pages

         2109 West Fifth Avenue, Suite C
         Columbus, Ohio  43212
         Director

- -------------------------------------------------------------------------------


         Ronald L. Chalmers
         Executive Vice-President, Director
         Royal Precision, Inc.
         535 Migeon Avenue
         Torrington, Connecticut  06790


- -------------------------------------------------------------------------------

         During the last five years, none of the above persons has either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         All of the above reporting persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         In order to induce FMP to enter into an Agreement and Plan of Merger dated May 14, 1997 with Royal Grip (the "Merger Agreement"), described in more detail in Item 6 hereof, and FMP to exchange Royal Grip stockholders' entire equity interest in Royal Grip for equity in FMP, the reporting persons entered into a Voting Agreement, described in more detail in Item 4 hereof. The Merger was consummated on August 29, 1997 and all obligations under the Voting Agreement were thereby discharged. Upon consummation of the Merger, FMP became the sole shareholder of Royal Grip. On September 2, 1997, a Form 15 was filed by FMP to deregister Royal Grip's common stock.


ITEM 4. PURPOSE OF TRANSACTION


         The Group was formed pursuant to a Voting Agreement dated May 14, 1997 (the "Voting Agreement") among Danny Edwards, Drew M. Brown, Mark N. Sklar, Bennett Dorrance, as Trustee of the Bennett Dorrance Trust dated April 21, 1989, as amended, DMB, and FMP, who collectively held 55.0% of the outstanding Royal Grip Common Stock, for the purpose of voting, at every meeting of the shareholders of Royal Grip, all shares beneficially owned by such shareholders in favor of approval of the Merger Agreement between Royal Grip, FMP and FMPSUB, INC., a Nevada corporation and a wholly-owned subsidiary of FMP ("FMPSUB"). Pursuant to the Voting Agreement, such shareholders agreed to irrevocably appoint (to the extent permitted by the Nevada General Corporation Law) Christopher A. Johnston, Richard P. Johnston, and FMP as their attorneys and proxies for all shares of Royal Grip beneficially owned by them only for purposes of approving the Merger Agreement. A special shareholders meeting was held on August 29, 1997 and a vote taken on the merger proposal. Such vote was sufficient to approve and adopt the Merger Agreement. See a more detailed discussion of the Merger Agreement in Item 6 hereof.



                              Page 10 of 14 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Danny Edwards, Drew M. Brown, Mark N. Sklar, Bennett Dorrance, as Trustee of the Bennett Dorrance Trust, dated April 21, 1989, as amended, DMB Property Ventures Limited Partnership, and FM Precision Golf Corp., as a group


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
             (iii)     Sole voting power:                           None
              (iv)     Shared voting power:                         None
               (v)     Sole dispositive power:                      None
              (vi)     Shared dispositive power:                    None


Danny Edwards (without regard to the Voting Agreement)


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
               (v)     Sole dispositive power:                      None


Drew M. Brown (without regard to the Voting Agreement)


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
               (v)     Sole dispositive power:                      None


Mark N. Sklar (without regard to the Voting Agreement)


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
               (v)     Sole dispositive power:                      None


The Bennett Dorrance Trust, dated April 21, 1989 (without regard to the Voting Agreement)


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
               (v)     Sole dispositive power:                      None


DMB Property Ventures Limited Partnership (without regard to the Voting
Agreement)


               (i)     Aggregate number of shares:                     0
              (ii)     Percentage of class:                            0%
               (v)     Sole dispositive power:                      None

Royal Precision, Inc. f/k/a FM Precision Golf Corp. (without regard to the Voting Agreement)

               (i)     Aggregate number of shares:             2,742,178
              (ii)     Percentage of class:                         100%


- --------



                              Page 11 of 14 Pages

         Christopher A. Johnston, Richard P. Johnston, David E. Johnston, Raymond J. Minella, Kenneth J. Warren, Ronald L. Chalmers, Danny Edwards, Robert
G. J. Burg, II and James G. DeMello are directors and/or executive officers of FMP and hold no interest in Royal Grip individually.


         Except as described in Item 4 hereof, no member of the group described in Item 2 effected any transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Merger Agreement. Royal Grip, FMP, and FMPSUB entered into an Agreement and Plan of Merger dated May 14, 1997 (the "Merger Agreement"). Pursuant to the Merger Agreement, FMPSUB was merged with and into Royal Grip (the "Merger") and Royal Grip became a wholly-owned subsidiary of FMP. In the Merger, each outstanding share of Royal Grip Common Stock was converted into the right to receive shares of common stock, par value $.001 per share, of FMP ("FMP Common Stock") at a 2 for 1 ratio. Upon the completion of the Merger, Royal Grip shareholders owned approximately 30% of the outstanding shares of FMP Common Stock immediately following consummation of the Merger. Options and warrants to purchase Royal Grip Common Stock issued pursuant to the Non-Employee Director Stock Plan, the Non-Employee Directors Stock Option Plan and the 1993 Stock Option Plan of Royal Grip (the "Royal Grip Options"), outstanding as of the effective date of the Merger and to the extent not previously exercised, were assumed by FMP and converted into options and warrants to acquire shares of FMP Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement and in the agreements pursuant to which such options and warrants were awarded. No fractional shares of FMP Common Stock were issued in the Merger. The Merger is expected to be accounted for as a purchase under generally accepted accounting principles. The Merger is expected to qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The FMP Common Stock issued to Royal Grip shareholders pursuant to the Merger Agreement have been authorized for listing on NASDAQ NMS. Following the Merger, the Royal Grip Common Stock was delisted from the NASDAQ NMS and a Form 15 was filed to terminate registration pursuant to Section 12(g)(4) of the Exchange Act. Following the merger on August 29, 1997, FMP changed its name to Royal Precision, Inc.


         See a detailed discussion of the Voting Agreement in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        (1)   Articles of Merger



                              Page 12 of 14 Pages

                                     SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.



                                       ROYAL PRECISION, INC.
                                       (fka FM PRECISION GOLF CORP.)

/s/ Danny Edwards                      By: /s/ Christopher A. Johnston
- ----------------------------------         -------------------------------
DANNY EDWARDS                              CHRISTOPHER A. JOHNSTON
Date: September 2,  1997               Its: President
                                       Date: September 2, 1997




                                       DMB PROPERTY VENTURES
                                       LIMITED PARTNERSHIP, a Delaware limited
                                       partnership
                                       By DMB GP, Inc., an Arizona
                                       corporation, general partner

/s/ Drew M. Brown                          /s/ Timothy A. Kaehr
- ----------------------------------         -------------------------------
DREW M. BROWN                              TIMOTHY A. KAEHR

Date: September 2, 1997                Its: Executive Vice President
                                       Date: September 2, 1997





                                       The Bennett Dorrance Trust, dated
                                       April 21, 1989, as amended



/s/ Mark N. Sklar                         /s/ Bennett Dorrance
- ----------------------------------         -------------------------------
MARK N. SKLAR                             BENNETT DORRANCE

Date: September 2, 1997                   Its: Trustee
                                          Date: September 2, 1997



                              Page 13 of 14 Pages

                                   EXHIBIT INDEX
                                   -------------



Exhibit    Description                                       Sequential Page No.
- --------------------------------------------------------------------------------


  1        Articles of Merger..............................................   15




                              Page 14 of 14 Pages